LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427


                                               September 25, 2006



Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:      Alternative Construction Company, Inc.
         Registration Statement on Form SB-2
         (the "Comment Letter")
         File No. 333-129191

Dear Ms. Long:

         We have been asked by members of the Staff to provide a further explanation of certain accounting changes made to the Registration Statement in Amendment No. 10 which was filed on September 22, 2006.

         The changes to the financials (six months ended June 30, 2006) on the Consolidated Statement of Cash Flows, for the Net Loss and Accounts Payable, Accrued Expenses and Taxes Payable lines were made in response to the Staff's inquiry related to the previous submission using the Net Loss Before Minority Interest versus Net Loss. After reviewing its previous submissions, which initially included the three months ended March 31, 2006 and subsequently, the six months ended June 30, 2006, it was determined by the Company that its Excel spreadsheet had a calculation error. On both financials, it was extracting the Net Loss Before Minority Interest, not the correct amount from Net Loss. This formula error was not readily evident as the statement totaled correctly. This was due to a corresponding formula error that incorrectly included the same Minority Interest in the Consolidated Statement of Cash Flows for the line Accounts Payable, Accrued Expenses and Taxes Payable. The error has been corrected in this filing.

         This will also confirm our discussion this morning where the Company agreed to withdraw the acceleration request sent last Thursday pending further review and clearance.

         As discussed with the Staff, the Company wishes to submit an acceleration request with respect to this Registration Statement as soon as possible. Kindly contact the undersigned (212-810-2430) to coordinate this request.


                                 Very truly yours,


                                 /s/ Thomas G. Amon
                                 -----------------------------------
                                 Thomas G. Amon


Cc:  Alternative Construction Company, Inc.
     Liebman Goldberg & Drogin LLP



















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